UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D



                 Under the Securities Exchange Act of 1934


                            Hexcel Corporation
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                             (Name of Issuer)


                  Common Stock, par value $.01 per share
-----------------------------------------------------------------------
                      (Title of Class of Securities)

                                428290 10 0
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                              (CUSIP Number)

                              Dr. Herbert Gut
                            Ciba-Geigy Limited
                            Klybeckstrasse 141
                              CH-4002, Basle
                                Switzerland
                              41-61-696-1111

-----------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                            September 29, 1995
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Page 1 of 137 pages)

                    Index to Exhibits on page 9 of 137

CUSIP No.428290 10 0          13D       Page  2  of 137 pages
         -----------                         ---    ---




1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Ciba-Geigy Limited


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [ ]


3         SEC USE ONLY


4         SOURCE OF FUNDS
               OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2 (d) OR 2(e)                       [x]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Switzerland


       NUMBER OF         7         SOLE VOTING POWER
                                        18,021,672 shares*
        SHARES

      BENEFICIALLY       8         SHARED VOTING POWER
                                        0 shares
        OWNED BY

          EACH           9         SOLE DISPOSITIVE
                                        18,021,672 shares*
       REPORTING
                         10       SHARED DISPOSITIVE POWER
      PERSON WITH                       0 shares


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,021,672 shares*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                             [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          49.9%*

14   TYPE OF REPORTING PERSON
          HC, CO


------------------------------------
*    Based upon certain assumptions. See Item 5.

Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 5794 W. Las Positas Boulevard, Pleasanton, CA 94588-8781.

Item 2.   Identity and Background.

          (a), (b), (c) and (f). This statement on Schedule 13D is filed by Ciba-Geigy Limited ("Ciba"), a Swiss corporation. Ciba's principal executive offices are located in Basle, Switzerland, and its mailing address is Klybeckstrasse 141, CH-4002, Basle, Switzerland. Ciba is the publicly owned parent company of a group of affiliated companies, commonly known as the Ciba-Geigy Group which was formed in October 1970 by the merger of two long-established Swiss companies, Ciba Limited and J.R. Geigy S.A. Shares of Ciba are listed for trading on various stock exchanges in Switzerland, including the Zurich Stock Exchange. Companies in the Ciba-Geigy Group are principally engaged in the research and development, production and worldwide marketing of various kinds of pharmaceuticals and specialty chemicals, as well as electronic equipment. The name, business address, present principal occupation and citizenship of each executive officer and member of the Board of Directors of Ciba is set forth on
Schedule 1 hereto and is incorporated by reference herein.

          (d) and (e). Neither Ciba nor, to the best knowledge of Ciba, any of the persons listed on Schedule 1 hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Certain such matters relating to Ciba-Geigy Corporation ("CGC"), a subsidiary of Ciba, are described in Schedule 2.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to the terms of a Strategic Alliance Agreement (the "Strategic Alliance Agreement") dated as of September 29, 1995, among Ciba, CGC and the Issuer, Ciba and CGC will transfer to the Issuer and the Issuer's subsidiaries certain assets and properties and the Issuer will assume certain liabilities, all in exchange for (a) an amount of newly issued shares of Common Stock equal to 49.9% of the issued and outstanding Common Stock after giving effect to such issuance, (b) $25 million in cash and (c) subordinated debt securities in an aggregate principal amount of approximately $48 million, subject to certain post-closing adjustments. The closing of such transaction is subject to a number of significant conditions more fully described in the Strategic Alliance Agreement. The foregoing summary of the

Strategic Alliance Agreement is qualified in its entirety by reference to the Strategic Alliance Agreement, a copy of which is filed as an Exhibit hereto and incorporated by reference herein.

Item 4.   Purpose of Transaction.

          Ciba will acquire the Common Stock to make a long- term equity investment in the Issuer and to participate on the board of directors of the Issuer, in each case as more fully described in the Governance Agreement (the "Governance Agreement") between Ciba and Hexcel to be dated as of the date of the closing of the Strategic Alliance Agreement (the "Closing"), a copy of which is filed as an Exhibit hereto and incorporated by reference herein. The Governance Agreement will provide for significant restrictions on Ciba and CGC's ability to purchase Common Stock, to dispose of Common Stock and to vote their Common Stock. Ciba reserves the right, in light of its assessment of the Issuer's business and prospects, market conditions, Ciba's business objectives and other relevant factors, to acquire additional shares of Common Stock or dispose of all or part of its holdings, in each case subject to the terms of the Governance Agreement. Except as otherwise disclosed herein (including the conditions to Closing and board participation described above and in the exhibits hereto), Ciba does not contemplate seeking to effect any action which would be required to be disclosed pursuant to this Item
4. See also Item 6.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) As further described in Item 3 above, Ciba and CGC will together receive an amount of newly issued Common Stock equal to 49.9% of the issued and outstanding Common Stock after giving effect to such issuance. Based upon a total of 18,093,903 outstanding shares of Common Stock as of August 4, 1995, at or before Closing, the Issuer will issue an additional 18,021,672 shares of Common Stock, for a total of 36,115,575 outstanding shares. The newly issued 18,021,672 shares, which will represent 49.9% of the total number of outstanding shares of Common Stock, will be transferred to Ciba and CGC. The allocation of Common Stock between Ciba and CGC is yet to be determined. (c) Neither Ciba nor, to the best knowledge of Ciba, any of the persons listed in Schedule 1 hereto, has effected any transaction in Common Stock in the past 60 days. (d) None. (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          The Strategic Alliance Agreement provides that the parties will enter into various Ancillary Agreements (as defined therein), including the Governance Agreement, to be executed at Closing. Such Ancillary Agreements include a registration rights agreement governing the registration under the Securities Act of 1933 of dispositions of Common Stock by Ciba or CGC. The Governance Agreement will provide for significant restrictions on Ciba and CGC's ability to purchase Common Stock, to dispose of Common Stock and to vote their Common Stock.

The foregoing summary of the Governance Agreement is qualified in its entirety by reference to the Governance Agreement, the form of which is filed as an Exhibit hereto and incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits.

          1. Strategic Alliance Agreement dated as of September 29, 1995 among Ciba, CGC and the Issuer.

          2. Form of Governance Agreement between Ciba and the Issuer.

                              SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 1995


                              Ciba-Geigy Limited,



        /s/ Peter Rupprecht        /s/ Herbert Gut
        -------------------        -----------------
        Name: Peter Rupprecht      Name: Dr. Herbert Gut
        Title: Corporate           Title: Senior Division
               Counsel                    Counsel

                           Index to Exhibits



   Exhibit No.           Description                   Page No.

        1           Strategic Alliance Agreement         15
                    dated as of September 29, 1995
                    among Ciba-Geigy Limited, Ciba-
                    Geigy Corporation and Hexcel
                    Corporation.

        2           Form of Governance Agreement         117
                    between Ciba-Geigy Limited and
                    Hexcel Corporation

                                                            SCHEDULE 1


          Members of the Board of Directors, the Committee of the Board of Directors and the Executive Committee of Ciba-Geigy Limited.


                                             Present and
Name and Business Address    Citizenship     Principal Occupation

Dr. Alex Krauer              Switzerland     Since 1987:  Chairman of the
  Chairman and                               Board of Directors and Member
  Chief Executive Officer                    of the Committee of the Board
  c/o Ciba-Geigy Limited                     Directors
  CH-4002 Basle
  Switzerland                                Member of the Board of Ciba-Geigy
                                             Corporation, Tarrytown, USA

Prof. Dr. Helmut Sihler     Austria         Since 1983:  Member of the Board
  c/o Henkel KGaA                           of Directors
  D-40191 Dusseldorf
  Germany                                   Since 1992:  Member of the
                                            Committee of the Board of
                                            Directors

                                            since 1993:  Vice-Chairman

                                            Retired Chairman of the Central
                                            Board of Management of Henkel
                                            KGaA, Germany

Birgit Breuel                Germany        As of October 1, 1994:  Member of
  Treuhandanstalt                           the Board of Directors
  Detiev-Rohwedder-Haus
  Leipziger Strasse 5-7                     President of Treuhandanstalt,
  D-10100 Berlin                            Berlin
  Germany

Prof. Max M. Burger          Switzerland/   Since 1980:  Member of the Board
  c/o Friedrich Miescher     USA            of Directors
    Institute
  P.O. Box 2543                             Director of Friedrich Miescher
  CH-4002 Basle                             Institute, Basle
  Switzerland

Kaspar V. Cassani            Switzerland    Since 1985:  Member of the Board
  c/o IBM Switzerland                       of Directors
  CH-8002 Zurich
  Switzerland                               Since 1994:  Member of the
                                            Committee of the Board of
                                            Directors

                                            Retired Vice-Chairman of IBM
                                            Corporation

David de Pury                Switzerland    Since 1992:  Member of the Board
  c/o ABB ASEA Brown                        of Directors
    Boveri AG
  P.O. Box 8131                             Co-Chairman of the Board of ABB
  CH-8050 Zurich                            ASEA Brown Boveri AG, Zurich
  Switzerland

Walter G. Frehner            Switzerland    Since 1994:  Member of the Board
  c/o Swiss Bank                            of Directors
  Corporation
  Aeschenplatz 6                            Chairman of the Board of
  CH-4002 Basle                             Directors of Swiss Bank
                                            Corporation

Rainer E. Gut                Switzerland    Since 1985:  Member of the Board
  c/o Credit Suisse                         of Directors
    Paradeplatz
  CH-8021 Zurich                            Since 1994:  Member of the
  Switzerland                               Committee of the Board of
                                            Directors

                                            Chairman of the Board of
                                            Directors of Credit Suisse

Dr. Hans B. Herzog           Germany        Since 1988:  Member of the Board
  c/o Ciba-Geigy Limited                    of Directors and Member of the
  CH-4002 Basle                             Committee of the Board of
  Switzerland                               Directors

Prof. Jean-Marie Lehn        France         Since 1991:  Member of the Board
  c/o Institute le Bel                      of Directors
  Universite Louis Pasteur
  4. rue Blaise Pascal                      Universite Louis Pasteur,
  F-67070 Strasbourg                        Institute le Bel, Professeur au
  cedex                                     College de France a Paris
  France

Michael Ringier              Switzerland    Since 1993:  Member of the Board
  c/o Ringier AG                            of Directors
  Dufourstrasse 23
  CH-8008 Zurich                            Chairman of the Board of Ringier
  Switzerland                               AG

Prof. Hugo E.R. Uyterhoeven  USA            Since 1980:  Member of the Board
  c/o Harvard University                    of Directors
  Graduate School of
    Business Administration                 Professor and Senior Associate
  Morgan 349                                Dean at Harvard Business School,
  Boston, MA 02163                          Boston

Dr. Hans-Jorg Held           Switzerland    Since 1988:  Secretary of the
  c/o Ciba-Geigy Limited                    Committee of the Board of
  CH-4002 Basle                             Directors.  Head Central
  Switzerland (not a member)                Secretariat

Heini Lippuner               Switzerland    1986:  Member of the Executive
  Chairman and                              Committee
  Chief Operating Officer
  c/o Ciba-Geigy Limited                    1987:  Chairman
  CH-4002 Basle
  Switzerland

Dr. Jacques Pierre Barman    Switzerland    1988:  Responsible for the
  c/o Ciba-Geigy Limited                    Textile Dyes, Chemicals,
  CH-4002 Basle                             Additives and Pigment Divisions
  Switzerland

Pierre E. Douaze             France         1991:  Responsible for the
  c/o Ciba-Geigy Limited                    Pharma, Self-Medication and
  CH-4002 Basle                             Diagnostics Divisions, and
  Switzerland                               worldwide Head of the Pharma
                                            Division

Dr. Hans Kindler             Switzerland    1990:  Responsible for Personnel,
  c/o Ciba-Geigy Limited                    Production and Technology and
  CH-4002 Basle                             Safety and Environmental
  Switzerland                               Protection

Dr. Francois L'Eplattenier   Switzerland    1988:  Responsible for Research
  c/o Ciba-Geigy Limitaed                   and Development
  CH-4002 Basle
  Switzerland

Dr. Rolf A. Meyer            Switzerland    1992:  Chief Financial Officer
  c/o Ciba-Geigy Limited
  CH-4002 Basle
  Switzerland

Dr. Wolfgang Samo            Switzerland    1993:  Responsible for the Plant
  c/o Ciba-Geigy Limited                    Protection, Animal Health and
  CH-4002 Basle                             Seeds Divisions, and worldwide
  Switzerland                               Head of the Plant Protection
                                            Division

Dr. Hermann Vodicka          Austria        1993:  Responsible for the
  c/o Ciba-Geigy Limited                    Polymers, Composites, Mettler-
  CH-4002 Basle                             Toledo and Ciba-Vision Divisions,
  Switzerland                               and worldwide Head of the
                                            Polymers Division

                                                            SCHEDULE 2

          On February 28, 1992, Ciba Geigy Corporation ("CGC") and two employees from its Toms River plant pleaded guilty in Superior Court, Law Division, Mercer County, New Jersey to one court of unintentional illegal disposal of pollutants in a double-lined landfill. Judgment of conviction was entered on March 23, 1992. As part of the settlement agreement, CGC paid a criminal fine of $3.5 million, civil penalties of $5.5 million and administrative costs of $2.35 million. At the same time, it made a contribution to the State of New Jersey of $2.5 million for environmental purposes.

          On August 14, 1992, CGC pleaded no contest in Louisiana State Court, 18th Judicial District, to fifteen misdemeanor counts arising from falsification of certain back-up quality control data relating to water discharge permits at its St. Gabriel plant and paid a $250,000 fine. At the same time, it made two contributions of $50,000 each to the Sheriff's offices of Iberville Parish and West Baton Rouge Parish.

          In 1992, CGC pleaded guilty to an Environmental Control Complaint and Summons resulting from an odor emission at its Newport, Delaware plant site. The matter was under the jurisdiction of the Delaware Justice of the Peace Court, Newport, Delaware. A fine of $598.50 was paid.